

EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS
EDISON BROTHERS STORES, INC. AND SUBSIDIARIES


                                                 13 Weeks Ended

                                            May 3,            May 4,
                                             1997             1996
                                     (In thousands, except per share data)

Loss from continuing operations         $(17,028)             $(17,674)
Preferred stock dividends                   -                     -
Net Loss applicable to common stock     $(17,028)             $(17,674)

SIMPLE AND PRIMARY
  Weighted average shares outstanding     22,202                22,135
  Net effect of dilutive stock options -
       based on the treasury method         -                     -
     TOTAL                                22,202                22,135

Per common share amounts: Simple
  Net Loss applicable to common stock   $   (.77)             $   ( .80)

Per common share amounts: Primary
  Net Loss applicable to common stock   $   (.77)             $   ( .80)

FULLY DILUTED
  Weighted average shares outstanding     22,202                22,135
  Net effect of dilutive stock options -
    based on the treasury method
    TOTAL                                 22,202                22,135

Per common share amounts: Fully Diluted
Net Loss applicable to common stock     $   (.77)             $    (.80)

